McGuireWoods LLP 1345 Avenue of the Americas 7th Floor New York, NY 10105 Phone: 212.548.2100 Fax: 212.548.2150 www.mcguirewoods.com Stephen E. Older Direct: 212.548.2122	solder@mcguirewoods.com Fax: 212.715.2307

February 14, 2018

VIA EDGAR AND FEDERAL EXPRESS

Ms. Lisa M. Kohl

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Airborne Wireless Network
Amendment No.1 to Registration Statement on Form S-1 Filed November 30, 2017 File No. 333-220295

Form 10-K for the Fiscal Year Ended August 31, 2017 Filed November 14, 2017 File No. 333-179079

Dear Ms. Kohl:

 On behalf of Airborne Wireless Network, a Nevada corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to (i) the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on November 30, 2017 (the “Registration Statement”) and (ii) the Company’s annual report on Form 10-K for the Fiscal Year Ended August 31, 2017, in each case, contained in your letter dated December 20, 2017 (the “Comment Letter”).

 We note that, in connection with this letter, the Company is filing an additional amendment to the Registration Statement (“Amendment No. 2”) electronically via the EDGAR system on the date hereof to update the financial statements and other financial information included or incorporated by reference in the Registration Statement for the fiscal quarter ended November 30, 2017 and to respond to the Staff’s comments. We are separately furnishing to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

Atlanta | Austin | Baltimore | Brussels | Charlotte | Charlottesville | Chicago | Dallas | Houston | Jacksonville | London

Los Angeles – Century City | Los Angeles - Downtown | New York | Norfolk | Pittsburgh | Raleigh | Richmond | Tysons Corner | Washington, D.C. | Wilmington

February 14, 2018

 For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

General

1.

To the extent comments issued in our review of your registration statement on Form S-1 also apply to your annual report on Form 10-K for the fiscal year ended August 31, 2017, please address these comments in future filings as applicable.

 The Company confirms that it will address the Staff’s comments in its future filings to the extent that the Staff’s comments are applicable to those future filings.

Form S-1

2.

Please revise throughout your prospectus to more clearly describe the securities being registered. In this regard, we note that you are offering 10 million units that consist of one share of common stock and one warrant to purchase one share of common stock but the fee table indicates you are registering 11 million shares of common stock. Please also describe on the prospectus cover page the placement agent warrants and underlying common stock that you are registering.

 In response to the Staff’s comment, the Company has revised the fee table and the disclosures regarding the securities being registered throughout the prospectus, including on the cover and on page 4 of Amendment No. 2.

The Offering, page 4

3.

We note your disclosure that 91,689,421 common shares are outstanding before the offering as of October 31, 2017. Please tell us how you calculated the foregoing outstanding shares at such date given that the number of common shares outstanding was 90,589,154 as of August 31, 2017 per your balance sheet. It also appears from your subsequent events disclosure in Note 12 on page F-19 that 504,699 and 217,172 common shares were issued to Air Lease Corporation and Jet Midwest Group, respectively, per the anti-dilution rights agreement subsequent to that date.

 In response to the Staff’s comment, the Company notes that between August 31, 2017, the end of its most recently completed fiscal year for which financial statements of the Company were available at the time filing, and October 31, 2017, a reasonably practicable date prior to the filing of the Registration Statement, the Company issued and sold a number of shares of common stock in transactions that were not registered under the Securities Act of 1933, as amended (the “Securities Act”), as disclosed in Item 15 of the Registration Statement and in Current Reports on Form 8-K filed by the Company. To enhance investor understanding, the Company has revised the disclosures regarding the number of its outstanding shares of common stock in Amendment No. 2, updating them to be (i) consistent with the number of shares indicated as outstanding in its balance sheet as of November 30, 2017, the date of the end of its most recently completed fiscal quarter, and (ii) reflective of all issuances of common stock in unregistered transactions completed since the end of the Company’s most recently completed fiscal year, including those shares of common stock issued or issuable to Air Lease Corporation, each of which has anti-dilution rights under the terms of its agreement with the Company.

February 14, 2018

Risk Factors

Our agreements with Air Lease Corporation and Jet Midwest Group…, page 14

4.

Please reconcile the 9,020,461 and 1,443,228 common shares issued to Air Lease Corporation and Jet Midwest Group through August 31, 2017, disclosed in the first and second paragraphs on page 15, to the 8,665,140 and 1,250,000 common shares issued to Air Lease Corporation and Jet Midwest Group through August 31, 2017 disclosed in Note 10 on page F-17 and elsewhere in your preliminary prospectus.

 In response to the Staff’s comment, Company has revised the disclosures in Amendment No. 2regarding the number of its outstanding shares of common stock issued to each of Air Lease Corporation and Jet Midwest Group, LLC, updating them to be consistent with the number of shares indicated as having been issued to each such person through November 30, 2017, the date of the end of the Company’s most recently completed fiscal quarter.

Use of Proceeds, page 22

5.

Please revise to more clearly articulate the intended use of proceeds, including an estimate of the amount of proceeds that you will use for each of the bulleted-items listed. See Item 504 of Regulation S-K. Additionally, please provide an estimate of the amount of proceeds that you expect to use for each of the bulleted-items listed in the event you raise less than the maximum amount from this offering. For example, disclose the estimated uses of proceeds in the event you raise 50% or 25% of the proceeds from this offering.

  The Company plans on responding to this comment in a future amendment to the registration statement.

Capitalization, page 22

6.

We note your description of the items to be included in the as-adjusted column. We further note that the net proceeds from the offering will be used to repay some or all of your $2.4 million convertible debt, among other things. Please tell us your consideration of including the repayment of the convertible debt in the as-adjusted description and calculation.

 In response to the Staff’s comment, the Company has revised the description of the items to be included in the as-adjusted column in the capitalization table to expressly state that such amounts will account for a full repayment of the Company’s outstanding convertible debt on page 22 of Amendment No. 2.

February 14, 2018

Dilution, page 24

7.

We note your disclosure of net tangible book value before the offering of $24,369 or $0.0003 per share of common stock at August 31, 2017. It appears that your historical net tangible book value before the offering should be $106,577 or $0.0012 per share of common stock per your balance sheet at August 31, 2017 on page F-3. Please revise or advise why your net tangible book value is correct.

 In response to the Staff’s comment, the Company has revised the disclosure regarding its net tangible book value on page 24 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, page 27

8.

We note the increase in stock-based compensation in the 2017 period as compared to the 2016 period. Please provide additional detail about the increase in stock compensation expense attributable to employee stock options, and provide narrative disclosure as to whether you expect to incur such costs in the future.

 In response to the Staff’s comment, the Company has revised the disclosure regarding the increase in its stock-based compensation in the 2017 period as compared to the 2016 period on page 27 of Amendment No. 2.

Business, page 33

9.

We note your reference on page 33 and throughout the registration statement to the patent acquired in August 2016 and that such patent provides the holder with the exclusive right in the United States to create a meshed, high-speed broadband wireless network. Where you discuss such patent, please also disclose, as you do elsewhere in the registration statement, that such patent expires in September 2018.

 In response to the Staff’s comment, the Company has revised disclosures regarding the patent it acquired in August 2016 throughout Amendment No. 2.

February 14, 2018

Company’s Response:

10.

We note your disclosure that you are currently in the development stage, and we note that you have provided some of the steps you plan to take to implement your business plan. However, please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months. In this regard, your disclosure should fully describe each event or milestone, discuss how you plan to achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone. For example, please discuss the amount you expect to spend to conduct the Cessna proof test referenced on page 35, and clearly describe any necessary conditions precedent to such test, including necessary regulatory approvals and necessary software and equipment development. Please elaborate upon the costs you expect to incur and how you plan to finance such costs in the Management’s Discussion and Analysis section.

 In response to the Staff’s comment, the Company has revised the disclosure regarding its business plan on pages 34-35 of Amendment No. 2.

Development and Testing, page 34

11.

We note your disclosure of your Proof of Concept flight test. We note your use of a temporary mobile mast system to imitate a ground station. Please also describe the equipment you used on the airplanes to receive the ground signal and send and receive the signals between airplanes.

 In response to the Staff’s comment, the Company has revised the disclosure to add a description regarding the equipment used on the airplanes involved in the Proof of Concept test flight on 37 of Amendment No. 2.

12.

Please provide additional disclosure about the agreements with iNTELLICOM Technologies, Thinking Different Technologies B.V., and Mynaric AG referenced on page 35. Please describe the material terms of such agreements and tell us whether the equipment and software to be developed by these entities must be completed before you can conduct the Cessna proof test. If material, file the agreements with these companies as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

 In response to the Staff’s comment, the Company has revised the disclosure regarding the agreements with iNTELLICOM Technologies, Thinking Different Technologies B.V. and Mynaric AG pages 35 of Amendment No. 2, and filed the agreements with each of iNTELLICOM Technologies and Thinking Different Technologies B.V. as exhibits to Amendment No. 2. The Company respectfully notes for the Staff that the agreement with Mynaric AG (formerly known as ViaLight Communications Gmbh) was filed as Exhibit 10.13 to the Registration Statement.

February 14, 2018

Creating the Fully Meshed Broadband Wireless Network – Contracting with
Commercial Airlines and Traditional Data Transfer Providers, page 35

13.

We note your belief that commercial airlines will be receptive to allowing you to install your equipment, once developed, because they may derive revenues from the usage of the equipment. Please briefly elaborate upon how you expect such revenue sharing agreements would work, including whether you plan to pay such airlines a fixed-fee for installation or whether you plan to pay airlines a royalty based upon prospective revenues.

 In response to the Staff’s comment, the Company respectfully notes that the Company is not currently able to predict with any particularity what the final terms and conditions of any agreements negotiated and entered into with commercial airlines will be. Accordingly, we believe that it is inadvisable, and not helpful to potential investors, to attempt to describe these agreements, especially as negotiations have not yet commenced, and the Company does not want to prejudice its negotiating position. In accordance with the foregoing, the Company has revised the disclosure regarding the Company’s potential relationships with commercial airlines on page 35 of Amendment No. 2.

14.

We note in the first paragraph on page 36 your discussion of your contract with Air Lease Corporation. If applicable, please provide a brief discussion of services that Jet Midwest Group has provided or will provide under their agreement.

 In response to the Staff’s comment, the Company respectfully asserts that a discussion of Jet Midwest Group, LLC’s services in this portion of the prospectus would not be relevant. Although both Air Lease Corporation and Jet Midwest Group, LLC were provided with similar anti-dilution rights, the services provided by such counterparties are very different. Namely, as discussed on page 36 of the Registration Statement, Air Lease Corporation provides marketing services, while Jet Midwest provided the Boeing aircraft that were used in connection with the May 2017 Proof of Concept flight test. Accordingly, we do not believe a discussion of Jet Midwest Group, LLC’s services in connection with the Company’s discussion about how the network will be created is relevant here. However, we did note Jet Midwest’s contribution of the aircraft under the subheading “Development and Testing” on page 34 of Amendment No. 2.

Manufacturing, Equipment and Installation, page 37

15.

We note your description of the equipment you expect to install. Please provide greater detail about the specific air and ground equipment that you must develop to become operational. Please clearly identify if this equipment is currently being developed and, if not, provide a timeline for anticipated development. Please be clear about what, if any equipment you plan to manufacture, and that which you intend to purchase from third- parties.

 In response to the Staff’s comment, the Company has revised the disclosure to include greater detail about the specific air and ground equipment that the Company must develop to become operational on page 37 of Amendment No. 2.

February 14, 2018

Security Ownership of Certain Beneficial Owners and Management, page 49

16.

On August 3, 2016 you issued 40,000,000 shares to Apcentive, Inc. and you indicate elsewhere in this registration statement that they are your largest stockholder. We do not see these shares included in your ownership chart. Please revise or advise.

 In response to the Staff’s comment, the Company notes that as consideration for purchasing certain intellectual property from Apcentive, Inc., the Company issued 40,000,000 shares to Apcentive, Inc. on August 1, 2016. It is the Company’s understanding that on July 17, 2017, Apcentive, Inc. distributed all of such shares among its shareholders, resulting in such shares being held by over 100 persons, whose holdings range in size from 4,566 to 3,400,000 shares. To the Company’s knowledge, none of these holders beneficially own more than 5% of the Company’s outstanding common stock; accordingly, none of the holders of these shares are required to be included in the Company’s ownership chart, and the reference to Apcentive, Inc. being the Company’s largest stockholder was erroneously included in the Registration Statement, and such statement has been removed from Amendment No. 2.

Plan of distribution, page 54

17.

We note your disclosure on page 55 that Aegis Capital Corporation may be deemed to be an “underwriter.” We further note your statements in the prospectus that Aegis Capital “will use their reasonable best efforts to arrange for the sale of the units,” that Aegis Capital will act “as [y]our exclusive placement agent,” and that Aegis Capital will receive a commission for sale of the common units. In view of Aegis Capital’s role as a market professional and involvement in your offering, please tell us the basis for your conclusion that the Aegis Capital is not an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act of 1933. Please refer to Question 111.01 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. Please note that if you determine that Aegis Capital is a statutory underwriter then you must identify Aegis Capital as such on your cover page and in your plan of distribution. Please refer to Items 501(b)(8) and 508 of Regulation S-K.

 In response to the Staff’s comment, the Company has revised the disclosure regarding Aegis Capital Corporation’s status as an underwriter on page 55 of Amendment No. 2.

February 14, 2018

Note 2 – Summary of Significant Accounting Policies

Intangible Assets, page F-8

18.

While we understand that an independent third party performed a valuation of the acquired intellectual property, please tell us and disclose the methodology and assumptions used to determine the fair value of the intellectual property. In doing so, please also explain to us why the fair value of the intellectual property is zero and why the future economic benefit of the intellectual property could not be determined. We may have further comment.

 In response to the Staff’s comment, the Company has revised the disclosure regarding the methodology and assumptions used to determine the fair value of the intellectual property in Note 2 of the financial statements included in Amendment No. 2.

Note 6 – Equity

Warrants, page F-13

19.

We note your disclosure in the fourth paragraph on page F-8 that you use the Black- Scholes option valuation model to estimate the fair value of warrants. Please disclose your accounting policies in relation to warrants, including a description of the assumptions used to estimate the fair value of the warrants. Please also disclose any material terms of the warrant.

 In response to the Staff’s comment, the Company has revised the disclosure regarding the Company’s accounting policies in relation to warrants, including a description of the assumptions used to estimate the fair value of the warrants in Note 6 to the financial statements included in Amendment No. 2 and certain critical accounting policies on page 30-31 of Amendment No. 2.

Note 7 – Stock Compensation Plans, page F-14

20.	Please revise your equity incentive plans disclosure as follows:

(a)	Disclose the number of shares authorized for awards of equity share options or other equity instruments per ASC 718-10-50-2(a)(3); and

(b)	Disclose the number and weighted-average grant-date fair value for nonvested stock options at the beginning and end of the year. Refer to ASC 718-10-50-2(c)(2)(i) and (ii).

 In response to the Staff’s comment, the Company has revised the disclosure regarding its equity incentive plans in Note 7 to the financial statements included in Amendment No. 2.

February 14, 2018

Note 9 – Related Party Transactions, page F-17

21.

Please tell us your consideration to disclose settlement of the $49,980 related party loan in exchange for the issuance of common shares for the year ended August 31, 2017 as a non-cash financing activity in the statements of cash flows on page F-6. Refer to ASC 230-10-50-3 and 50-4.

 In response to the Staff’s comment, the Company has revised the disclosure regarding the settlement of the $49,980 related party loan in exchange for the issuance of common shares for the year ended August 31, 2017 in the Statement of Cash Flows for the fiscal years ended August 31, 2017, 2016 and 2015 on page F-6 of Amendment No. 2.

Note 10 – Commitments and Contingencies, page F-17

22.

Please disclose all material commitments and contingencies. For example, you state that you must issue an additional 20 million shares of common stock to Apcentive if certain expenditures are not met in relation to the intellectual property as described in your risk factors on page 15 in the next to last paragraph. We further note that you are required to make contingent royalty payments to Apcentive per the purchase agreement as disclosed in the fourth paragraph under company overview on page 26. These types of contractual arrangements appear to be material commitments. Please advise or revise.

 In response to the Staff’s comment, the Company has revised the disclosure to include additional material commitments and contingencies in Note 10 to the financial statements included in Amendment No. 2.

*   *   *   *   *   *

 We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 548-2122 or by email at SOlder@mcguirewoods.com or David S. Wolpa at (704) 343-2185 or by email at DWolpa@mcguirewoods.com.

Sincerely,

By:	/s/ Stephen E. Older
Stephen E. Older

cc:	Michael J. Warren, Chief Executive Officer (Airborne Wireless Network)